EXHIBIT 99.1

Brookfield Announces Redemption of its 4.54% Notes due March 31, 2023

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD NEWS, April 12, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) announced today that it has exercised its right to redeem its C$600,000,000 principal amount of 4.54% Notes due March 31, 2023 (the “Notes”) on May 13, 2021.

The redemption price for the Notes will be determined in accordance with the provisions of the trust indenture dated September 20, 1995 and the seventeenth supplemental indenture dated September 12, 2012 and will include accrued and unpaid interest on the Notes up to, but not including, the redemption date.

Notice of redemption has been sent today to CDS Clearing and Depository Services Inc. (“CDS”), and the trustee, Computershare Trust Company of Canada. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption.

Brookfield Asset Management Inc. is a leading global alternative asset manager with US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com